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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TR Capital Group, LLC DBA Titus Rockefeller, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Post Road West
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Stoyeck 203 341 - 9444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard C. Stoyeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TR Capital Group, LLC DBA Titus Rockefeller, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Tara M Hartigan

Notary Public

TARA M HARTIGAN
Notary Public
Connecticut
My Commission Expires Dec 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
TR Capital Group, LLC
d/b/a Titus Rockefeller, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TR Capital Group, LLC d/b/a Titus Rockefeller, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TR Capital Group, LLC d/b/a Titus Rockefeller, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's management. Our responsibility is to express an opinion on TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to TR Capital Group, LLC d/b/a Titus Rockefeller, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Sobel & Co., LLC

Certified Public Accountants

We have served as TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's auditors since 1997.

Livingston, New Jersey
February 28, 2019

TR CAPITAL GROUP D/B/A TITUS ROCKEFELLER LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Clearing firm deposit	$	15,000
Commissions receivable		3,037
Other assets		1,565
Total assets	$	19,602
Liabilities		
Cash overdraft	$	898
Accounts payable & accrued expenses		11,896
Total liabilities		12,794
Commitments and Contingencies		
Equity capital		
Members' equity		6,808
Total liabilities & members' equity	$	19,602

See notes to the financial statements

TR CAPITAL GROUP D/B/A TITUS ROCKEFELLER LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	
Commission income	$ 185,043
Other income	39,599
Total revenues	224,642
Operating expenses	
Administrative, clerical and office expenses	55,555
Clearing & other expense	37,307
Commission expense	35,503
Professional fees	30,649
Regulatory fees	25,899
Rent expense	6,000
Other expenses	63,959
Total operating expenses	254,872
Net loss	$ (30,230)

See notes to the financial statements

TR CAPITAL GROUP D/B/A TITUS ROCKEFELLER LLC

STATEMENT OF CHANGES IN MEMEBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

January 1, 2018	$	16,534
Capital contributions		20,504
Net loss		(30,230)
December 31, 2018	$	6,808

See notes to the financial statements

TR CAPITAL GROUP D/B/A TITUS ROCKEFELLER LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows operating activities		
Net loss	$	(30,230)
Adjustment to reconcile net loss to net cash used for operating activities		
Other assets		(1,565)
Cash overdraft		898
Commissions receivable		8,698
Accounts payable and accrued expenses		(11,089)
Prepaid expense		5,967
Net cash used for operating activities		(27,321)
Cash flows provided by financial activities		
Member contributions		20,504
Net cash provided by financing activities		20,504
Net cash increase for period		(6,817)
Cash at beginning of period		6,817
Cash at end of year	$	0

See notes to the financial statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
TR Capital Group, LLC DBA Titus Rockefeller, LLC (the "Company") was organized in July 1997 in the state of Connecticut for the purpose of registering as a securities broker. The Company is headquartered in Westport, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each members individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. No interest or penalties have been incurred as of December 31, 2018. At December 31, 2018, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

The Company accounts for revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers. No cumulative adjustment to members' equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement.

Significant Judgement
Significant Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether constraints on variable consideration should be applied due to uncertain future events.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2018 through February 28, 2019, the date that the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

2. NET CAPITAL REQUIREMENTS (continued)

At December 31, 2018, the Company's net capital is as follows:

	2018
Net Capital	$ 5,243
Net Capital Requirement	5,000
Excess Net Capital	$ 243
Aggregate Indebtedness to Net Capital	244%

There were no material differences between the net capital computation above and as reported by the Company in the Company's unaudited FOCUS Part11A Report ads of December 31, 2018.

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the computation of reserve requirements

3. CLEARING BROKER

The Company has entered into a Fully disclosed Clearing Agreement with INTL FCStone Financial Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a clearing broker pursuant to the requirements of Rules17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the Agreement, the Company has a $15,000 interest earning deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under Rule 15c3-3 of the Securities Exchange Act of 1934.

4. COMMITMENTS

The Company is currently leasing its office space on a month to month basis. Currently the Company is paying $500 a month as of December 1 2018. Prior to that the rent was $1,500 a month. Total rent expense amounted to $6,000 for the year ended December 31, 2018.

5. FUTURE OPERATIONS

The Company has experienced net losses and negative operating cash flows for the past five years. The Company does not possess the liquidity required to fund the next twelve months of operations without additional revenue sources, member capital contributions or debt financing. The financial statements do not reflect any adjustments to reflect a liquidation basis.

The managing member of the Company has made a commitment to contribute additional capital and solicit business, as necessary, in order to continue the operations of the Company.

6. RELATED PARTY TRANSACTIONS

The Company has paid $4,560 to a family member's business for marketing and website design.

7. LEGAL MATTERS

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, in the aggregate or alone, that are considered to be material to the financial statements.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
TR Capital Group, LLC
d/b/a Titus Rockefeller, LLC

We have audited the financial statements of TR Capital Group, LLC d/b/a Titus Rockefeller, LLC as of and for the year ended December 31, 2018, and have issued our report thereon dated February 28, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 12, has been subjected to audit procedures performed in conjunction with the audit of TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's financial statements. The supplementary information is the responsibility of TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 28, 2019

TR CAPITAL GROUP D/B/A TITUS ROCKEFELLER LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Total ownership equity qualified for net capital	$	6,808
Deductions and/or charges		
Non allowable assets		1,565
Net capital	$	5,243
Aggregate indebtedness		
Accounts payable and accrued expenses		11,896
Cash overdraft		898
Total aggregate indebtedness		12,794
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% if aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	243
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	(757)
Ratio of aggregate indebtedness to net capital		244%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as reported by TR Capital LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
TR Capital Group, LLC
d/b/a Titus Rockefeller, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) TR Capital Group, LLC d/b/a Titus Rockefeller, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TR Capital Group, LLC d/b/a Titus Rockefeller, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions"); and (2) TR Capital Group, LLC d/b/a Titus Rockefeller, LLC stated that TR Capital Group, LLC d/b/a Titus Rockefeller, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TR Capital Group, LLC d/b/a Titus Rockefeller, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 28, 2019

TR Capital Group, LLC BDA Titus Rockefeller, LLC

Assertions Regarding Exemption Provision:

TR Capital Group, LLC DBA Titus Rockefeller, LLC ("the company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC), the broker or dealer's designated examining authority (DEA) and SIPC. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, without exemption, without exception, throughout the period January 1, 2018 through December 31, 2018.

Richard Stoyeck, Managing Partner